June 4, 2019

Virgilio Deloy Capobianco Gibbon
Chief Executive Officer
Afya Limited
Alameda Oscar Niemeyer, No 119, Sala 504
Vila da Serra, Nova Lima, Minas Gerais
Brazil

       Re: Afya Limited
           Amendment No. 1 to
           Draft Registration Statement on Form F-1
           Submitted May 23, 2019
           CIK No. 0001771007

Dear Mr. Gibbon:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Our references to prior comments are to comments in our May 3, 2019 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1

Summary, page 1

1. Please explain "combined tuition fees" upon first use. Clarify that the combined tuition fees information (i) includes data from periods before the most recently acquired companies were part of the company; (ii) was derived from internal management records rather than historical operating information; and (iii) is akin to gross tuition fees and does not represent net revenue for purposes of your financial statements.
2. We note your response to prior comment 29 regarding medical school regulatory capacity, capacity at maturation, and contracted growth visibility. Please clarify that capacity at
 Virgilio Deloy Capobianco Gibbon
Afya Limited
June 4, 2019
Page 2
         maturation represents the maximum number of approved seats at a medical school six years after becoming operational as the first medical school class progresses through the required six years and the next class begins behind it. Therefore, contracted growth refers only to schools that are in the initial six years of operation. Also clarify throughout your disclosure that, since the maximum number of medical seats per medical school is set by regulation, the only way to grow your medical school seats, and thus enrollments, is through acquisitions or starting new medical schools.
Operating Data (Historical), page 23

3. Please revise either here or elsewhere in your registration statement to explain the criteria you use in determining the number of students. To the extent that your criteria differ for undergraduate students and those taking preparatory courses, please revise to explain.
         Please clarify how you consider students on a leave of absence or who are not actively participating in courses.
Risk Factors
Certain Risks Relating to Our Business and Industry
Any increase in the attrition rates of students in our education programs may adversely affect our results of operations, page 32

4. We note your response to comment 13, where you explain that the company does not prepare projected attrition rates for future periods. This appears to conflict with your risk factor disclosure on page 32, where you state that significant changes in projected attrition rates may result in a material adverse effect on your projected revenues and results of operations. Revise to clarify.
Unfavorable decisions in our legal, arbitration or administrative proceedings may adversely affect us, page 37

5. Please continue to expand your risk factor disclosure to convey the specific risks to the company that could result from a three year prohibition on the company transacting with public entities or the loss of tax incentives. For example, disclose the specific types of tax incentives that could be lost as a result of this proceeding and quantify the impact that the loss of incentives could have upon your business. As another example, discuss the extent to which the company is dependent upon transacting with public entities such as the MEC. Clarify to what extent the proceeding could affect your eligibility to participate
FirstName LastNameVirgilio Deloy receive FIESGibbon Lastly, tell us how you considered in the PROUNI program and Capobianco funding.
Comapany NameAfyaproceeding against your chairman and one of your controlling shareholders disclosing this Limited
June 4,in your financial statements. Refer to paragraph 86 of IAS 37.
        2019 Page 2
FirstName LastName
 Virgilio Deloy Capobianco Gibbon
FirstName LastNameVirgilio Deloy Capobianco Gibbon
Afya Limited
Comapany NameAfya Limited
June 4, 2019
June 4, 2019 Page 3
Page 3
FirstName LastName
Some of the properties that we occupy are owned by companies controlled by one of our controlling shareholders..., page 39

6.       Revise your disclosure here to address the ITPAC Garanhuns Assignment
Agreement
         entered into with one of your significant shareholders and discuss any resulting implications to minority shareholders or other conflicts of interest. Combined Tuition Fees, page 58

7. Similar to your disclosure on page 79, please revise here (and elsewhere as appropriate) to clarify that the combined tuition fees information was derived from internal management records rather than historical operating information.
Use of Proceeds, page 64

8. We note from your disclosure on page 159 that you have a planned pipeline of potential acquisition targets, of which a portion are the subject of negotiations with signed, non-
         binding memorandums of understanding, and that you intend to use part of the net proceeds of this offering to fund these acquisitions. Please disclose if any acquisitions are probable and update for any probable acquisitions as appropriate. Selected Financial and Other Information
Adjusted EBITDA and Operating Cash Conversion Ratio, page 74

9. Please revise your table at the bottom of page 74 to explain footnote two for Adjusted
         EBITDA and footnote 3 for the Operating Cash Conversion Ratio. Combined Tuition Fees, page 79

10. We note your response to comment 21. We also note from your prior draft submission that tuition fee data is not available from CCSI for the year ended December 31, 2017 and for the period from January 1, 2018 to May 30, 2018 (the period prior to acquisition). To calculate the CCSI amounts presented for those periods, you multiplied the number of students enrolled at CCSI by the monthly tuition fee amounts charged for those periods.
         Considering that actual tuition fee data is not available to you, please tell us in detail how you obtained the underlying data and concluded that the amounts included for CCSI are reliable and serve as a reasonable estimate for the actual tuition fees charged.
11. In the second paragraph below the table on page 79, you disclose total tuition fee amounts for the three months ended March 31, 2019 and 2018 as well as for the years ended
         December 31, 2018 and 2017. Please clarify why these amounts are not consistent with the amounts presented on pages F-33 and F-78 for the same periods. Virgilio Deloy Capobianco Gibbon
FirstName LastNameVirgilio Deloy Capobianco Gibbon
Afya Limited
Comapany NameAfya Limited
June 4, 2019
June 4, 2019 Page 4
Page 4
FirstName LastName
Notes to Unaudited Pro Forma Condensed Consolidated Statement of Income for the year ended
December 31, 2018, page 89

12. Please revise to explain the meaning of the asterisk next to the Medcel total depreciation and amortization adjustment within the table for footnote 8. Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Business Metrics
Medical School Occupancy Rate, page 94

13. We note that although you disclose that attrition rates and/or failure to secure re-
         enrollment of your students may result in a material adverse effect to your results of operations, you do not use retention rate as a key business metric. You state management's belief that occupancy rate is a more meaningful metric as it captures your ability to both retain students and find new students to replace drop outs. Given the importance to your business model of securing re-enrollment, and the fact that increased attrition rates could result in difficulties recruiting and enrolling new students, tell us whether management separately measures the rate of retention and uses that measurement to make decisions about the business.
Business
Our Competition, page 156

14. We note your response to prior comment 31. Please revise to clarify if the table on page
         156 is intended to present the number of operating medical school seats or approved medical school seats as of each period presented. Please also clarify why the number of seats shown as of December 31, 2018 is inconsistent with the number of approved and operating seats disclosed on page 23.
Unaudited Interim Condensed Consolidated Financial Statements--Afya Participa es S.A.
18 Revenue, page F-33

15. Please revise the titles of the line items presented in your disaggregated revenue disclosure to clarify that the amounts transferred over time and at a point in time are presented on a net basis. Please similarly address this comment in your December 31, 2018 audited financial statements.
16. We note your response to comment 38. You disclose on page 130 that fundamentals for other health-related medical school programs differ from those of medical schools. At least one key differentiating factor that affects your medical school program is the government's role in limiting the number of available medical school seats. You also disclose on page 2 that your non-health related programs are not part of your core business or growth strategy. Considering these factors, please explain to us how the nature, amount and certainty of revenues and cash flows for each program type are similarly affected by
 Virgilio Deloy Capobianco Gibbon
Afya Limited
June 4, 2019
Page 5
         economic factors. Further, in light of your prominent disclosure of medical school tuition fees as a percentage of total combined tuition fees on page 3 and elsewhere in your filing, please also tell us how you considered paragraph B87-88 of IFRS 15 in deciding not to provide disaggregated disclosure of net revenues by program type.
24 Subsequent Events, page F-36

17. To facilitate an investor's understanding of your future liquidity needs, please revise to more fully describe the payment terms associated with your acquisition of FASA and
         IPEMED.
Exhibits

18. Please either file as exhibits your material contracts and acquisition agreements or indicate in your exhibit index which agreements you intend to file as exhibits. General

19. We note statements that certain information derived from internal management records of entities you recently acquired is based on data provided to you by such companies, which you believe to be reliable, and highlighting that such information does not form part of your consolidated operating history. Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding this information is required to make the statements included in your prospectus not misleading.
        You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or Robert S.
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess,
Attorney-Adviser, at (202) 551-7951 or Kathleen Krebs, Special Counsel, at
(202) 551-3350
with any other questions.



FirstName LastNameVirgilio Deloy Capobianco Gibbon              Sincerely,
Comapany NameAfya Limited
                                                                Division of
Corporation Finance
June 4, 2019 Page 5                                             Office of
Telecommunications
FirstName LastName